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                                                                  EXHIBIT (a)(9)

            Texas Instruments Incorporated Consummates Tender Offer
                 for Shares of Amati Communications Corporation

     Dallas (December 24, 1997) -- Texas Instruments Incorporated (NYSE:TXN) and its wholly-owned subsidiary, DSL Acquisition Corporation, announced that DSL Acquisition Corporation has consummated its tender offer for all of the issued and outstanding shares of common stock of Amati Communications Corporation (NASDAQ:AMTX) of San Jose, California, at a price of $20 per share, net to the seller in cash.

     DSL Acquisition Corporation has been advised by the depositary for the tender offer that as of the expiration 15,430,622 shares of Amati's common stock (approximately 78% of the issued and outstanding shares) had been validly tendered and not withdrawn.

     Completion of the acquisition is expected to occur following a special meeting of Amati's stockholders in the first quarter of 1998.

                                      ***

NOTE TO EDITORS: Texas Instruments Incorporated is a global semiconductor company and the world's leading designer and supplier of digital signal processing solutions, the engines driving the digitization of electronics. Headquartered in Dallas, Texas, the company's businesses also include calculators, productivity products, controls and sensors, metallurgical materials and digital light processing technologies. The company has manufacturing or sales operations in more than 25 countries.

Texas Instruments is traded on the New York Stock Exchange under the symbol TXN. More information is located on the World Wide Web at http://www.ti.com.